02022451 STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 5-8-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 2 9 2002 154 WASH. D.C. SEC MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 32664

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/01 (MM/DD/YY) AND ENDING 02/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTON SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WILLIAM STREET
(No. and Street)

WELLESLEY, (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELLEN BRUNO 781-235-7055 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RONALD A. GACICIA, CPA
(Name – *if individual, state last, first, middle name*)

950 WATERTOWN STREET, WEST NEWTON MA 02465
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 0 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, I. RICHARD HOROWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTON SECURITIES CORPORATION, as of FEBRUARY 28, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I. Richard Horowitz
Signature

PRESIDENT
Title

Clara Propup
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RONALD A GACICIA
CERTIFIED PUBLIC ACOUNTANT
950 WATERTOWN STREET
WEST NEWTON, MA 02465
TEL. (617) 965-8799 FAX(617) 965-9798

March 21, 2002

To the Board of Directors and Stockholders
of Weston Securities Corporation

Independent Auditor's Report

I have audited the accompanying balance sheets of Weston Securities Corporation as of February 28, 2002 and 2001, and the related statements of income and retained earnings, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weston Securities Corporation as of February 28, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Ronald A Gacicia, CPA

Ronald A. Gacicia, CPA

Weston Securities Corporation
Statements of Financial Condition
February 28, 2002 and 2001

	2/28/02	2/28/01
Assets		
Current assets		
Cash	$ 280,197	$ 197,458
Commissions receivable	98,650	47,653
12b-1 receivables	19,927	42,151
Due from related party	15,666	15,362
Total current assets	414,440	302,624
Other assets		
Investment-NASD warrants	3,300	3,300
Total other assets	3,300	3,300
Total assets	$ 417,740	$ 305,924
Liabilities and Equity		
Current liabilities		
Accounts payable	$ 4,910	$ 7,043
Due to affiliate	198,875	94,362
Total current liabilities	203,785	101,405
Contingency (see note 4)		
Equity		
Common stock, no par value, 12,500 shares authorized, 1,200 shares issued and outstanding	6,000	6,000
Paid-in capital	29,200	29,200
Retained earnings	178,755	169,319
Total equity	213,955	204,519
Total liabilities and equity	$ 417,740	$ 305,924

Weston Securities Corporation
Statements of Income and Retained Earnings
Years Ended February 28, 2002 and 2001

	2/28/02	2/28/01
Revenue		
Commission income	$ 1,208,322	$ 1,284,053
12b-1 fees	507,835	591,153
Gross revenue	1,716,157	1,875,206
Operating expenses		
Filing fees	29,510	110,299
Other operating expenses	1,683,732	1,721,145
Total operating expenses	1,713,242	1,831,444
Operating income	2,915	43,762
Other income		
Interest income	2,795	5,041
Dividend income	3,725	6,383
Total other income	6,520	11,424
Income before taxes	9,435	55,186
Income taxes	0	0
Net income	9,435	55,186
Retained earnings - beginning	169,320	114,133
Retained earnings - ending	$ 178,755	$ 169,319

See Auditor's Report and Accompanying
Notes to the Financial Statements

Weston Securities Corporation
Statements of Cash Flows
Years Ended February 28, 2002 and 2001

	2/28/02	2/28/01
Cash Flows From Operating Activities		
Net income	$ 9,435	$ 55,186
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
(Increase)/Decrease in Assets		
Commission receivable	(50,997)	(19,908)
12b-1 receivable	22,224	(1,835)
Due from related party	(304)	698
Increase/(Decrease) in Liabilities		
Accounts payable	(2,133)	(7,406)
Due to affiliate	104,513	6,152
Total adjustments	73,303	(22,299)
Net cash provided by (used in) operating activities	82,738	32,887
Cash Flows From Investing Activities		
Purchase NASD warrants	0	(3,300)
Net cash provided by (used in) investing activities	0	(3,300)
Cash Flows From Financing Activities		
Net cash provided by (used in) financing activities	0	0
Net increase (decrease) in cash and cash equivalents	82,738	29,587
Cash and cash equivalents at beginning of year	197,458	167,871
Cash and cash equivalents at end of year	$ 280,196	$ 197,458

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	0	0
Income taxes	0	0

See Auditor's Report and Accompanying Notes to the Financial Statements

Note 1- Nature of Activities and Significant Accounting Policies

Nature of Activities
Weston Securities Corporation (WSC) was organized on August 14, 1984. The Corporation did not commence business activity until March 1, 1985. WSC is a wholly owned subsidiary of Weston Financial Group, Inc. WSC is a registered broker/dealer, which is primarily involved in selling tax advantaged investments and mutual funds. WSC sells predominately to clients of Weston Financial Group, Inc. and to two mutual funds. The fiscal year end is February.

Cash Flows
For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Commission income/expense
Commission income/expense are recorded when the investments are sold and all material terms of the sale have been completed and fulfilled.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes
For financial statement reporting, revenues are recognized when earned and expenses are recognized when incurred. The Corporation has elected to file a consolidated tax return with its parent Weston Financial Group, Inc.

Note 2 - Related party transactions
WSC is a wholly owned subsidiary of Weston Financial Group, Inc. (WFG). WSC entered into an agreement with WFG to pay all of WSC's administrative expenses including taxes, regulatory fees and litigation expenses. The fee per the agreement for the years ended February 28, 2002 and 2001 is 89% and 86% of gross revenues, respectively. For the years ended February 28, 2002 and 2001, the amount of administrative expenses paid or accrued to WFG was $1,533,181 and $1,622,501, respectively. In addition, the Company owed WFG as of February 28, 2002 and 2001, $198,875 and $94,362, respectively for unpaid administrative fees.

WSC entered into an agreement with Park Insurance Agency, Inc (Park) which is owed by some of the principal stockholders of WFG. This agreement states that Park will pay WSC a 70 % commission on the commissions received by Park for all sales of single premium variable life insurance and annuity policies. This agreement was effective June 1,1998. For the years ended February 28, 2002 and 2001, WSC received $685,069 and $649,201, respectively. In addition, the Company has a receivable for unpaid commissions from Park as of February 28, 2002 and 2001, in the amount of $ 15,666 and $15,362, respectively.

Note 3 - Income taxes
WSC is a wholly owned subsidiary of Weston Financial Group, Inc. (WFG). WFG files a consolidated tax return, which includes the income (loss) from WSC. As per the Administrative agreement with WFG, WFG is responsible for paying any and all income taxes, therefore, no tax accrual is being made for the years ended February 28, 2002 and 2001.

Note 4—Significant concentrations of credit risk
The Company has concentrated its credit risk for cash by maintaining deposits in banks in excess of amounts of FDIC insurance. The maximum loss that would have resulted from that risk totaled $180,196 as of February 28, 2002 and $152,776 as of February 29 ,2001 for the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by federal insurance.

Note 5 Statement of Changes in Stockholders' Equity:

	Feb 28, 2002	Feb 29, 2001
Common stock	$ 6,000	$ 6,000
Paid-in-capital	29,200	29,200
Retained earning beginning balance	169,320	114,133
Net income (loss) for the year	9,435	55,186
End of the year balance	$213,955	$204,519

Note 6 - Computation of minimum net capital
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.). For the years ended February 28, 2002 and 2001, WSC had a net capital of $74,196 and $48,217, respectively. The net capital in excess of its required net capital of $25,000 for the year ended February 28, 2002 was $49,196 . The net capital in excess of its required net capital of $5,000 for the year ended February 28, 2001 was $41,457 See schedule on following page

Weston Securities Corporation
Schedule I
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

as of February 28, 2002 and 2001

	2/28/02	2/28/01
Computation of Net Capital		
line 1. Total ownership equity from balance sheet	$ 213,955	$ 204,519
line 6. Deductions and/or charges		
A.Non-allowable assets	137,543	108,466
D. Other deductions and/or charges	0	45,694
Total deductions	137,543	154,160
line 8. Net capital before haircuts	76,412	50,359
line 9. Haircuts on Securities		
Line 9.C. Trading on Investment Securities		
line 9.C.4. Other Securities	(2,216)	(2,142)
line 10. Net capital	$ 74,196	$ 48,217
Computation of Basic Net Capital Requirement		
line 11. Min net cap required (6.667% of line 19)	$ 13,586	$ 6,761
line 12. Minimum dollar net capital requirement	$ 25,000	$ 5,000
line 13. Net capital required-greater of 11 or 12	$ 25,000	$ 6,761
line 14. Excess net capital (line 10 less 13)	$ 49,196	$ 41,457
line 15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 53,817	$ 38,077
Computation of Aggregate Indebtedness		
line 19. Total aggregate indebtedness	$ 203,785	$ 101,405
line 20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	274.66%	210.31%
line 21. Percentage of debt to debt-equity total	48.78%	33.15%

RONALD A GACICIA
CERTIFIED PUBLIC ACOUNTANT
950 WATERTOWN STREET
WEST NEWTON, MA 02465
TEL. (617) 965-8799 FAX (617) 965-9798

March 21, 2002

To the Board of Directors
Weston Securities Corporation

I have examined the financial statements for Weston Securities Corporation, for the years ended February 28, 2002 and 2001 and have issued my report thereon dated March 21, 2002. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission (SEC). This study and evaluation included the accounting system, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control. My study and evaluation was more limited than would be necessary to express an opinion as a whole on the internal accounting control taken as a whole.

The management of Weston Securities Corporation is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and the related costs of control procedures. The objective of internal accounting control is to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors and irregularities may occur and not be detected. Errors can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management, either with respect to the execution and recording of transactions, or with respect to the estimates and judgement required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control, for the years ended February 28, 2002 and 2001, was made for the limited purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period. Accordingly, I do not express an opinion on the system of internal accounting control of Weston Securities Corporation taken as a whole. However, my study and evaluation disclosed the following conditions that I believe to be material weaknesses.

Lack of segregation of accounting duties: currently all of the accounting duties are done by an employee. Accounting duties performed by this employee are recording cash receipts and disbursements, maintaining the general ledger, and preparing monthly bank reconciliation. This individual does not have check signing authority. Due to lack of segregation of duties, errors or irregularities could occur and may not be discovered on a timely basis. Management is aware of the problem but believes corrective action is not practicable due to the structure and size of the organization.

These conditions were considered in determining the nature, timing, and extent of the audit tests to be applied in my audit of the February 28, 2002 and 2001 financial statements, and this report does not affect my report on these financial statements dated March 21, 2002.This report is intended solely for the use of the Securities and Exchange Commission and other state regulatory bodies, and should not be used for any other purposes.

Ronald A. Gacicia, CPA

Ronald A. Gacicia, CPA

WESTON SECURITIES CORPORATION
FINANCIAL STATEMENTS
For the Years Ended
February 28, 2002 and 2001

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